December 12 , 2008
MEMORANDUM

TO:	Division of Corporation Finance

Securities and Exchange Commission

FROM:	KBR, Inc.

RE:	KBR, Inc. Form 10-K for the fiscal year ended December 31, 2007
KBR, Inc. Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008
Schedule 14A Definitive Proxy Statement filed on March 25, 2008
File No. 1-33146
Response to SEC Staff Comments dated November 26, 2008

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated November 26, 2008 regarding our filings referenced above. Where applicable, our responses indicate the additions or revisions we plan to include in our Form 10-K for the fiscal year ended December 31, 2008. For your convenience, our responses are prefaced by the staff’s corresponding comment in italicized text.

We respectfully request that the staff review our responses to its comments at its earliest convenience.  Please advise us as of any further comments as soon as possible.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

RESPONSE: Our supplemental responses to the following comments include our additional disclosure or other revisions to be made in future filings.

Item 1 – Business, page 4

General

2.
In accordance with Item 101(c)(1)(ix) of Regulation S-K, please include disclosure about any material portion of your business that may be subject to renegotiation of profits or termination of contract or subcontracts at the election of the Government, or include a cross reference if the discussion is covered elsewhere in the filing (see Note 13 to the consolidated financial statements, page 83).

RESPONSE:  We supplementally advise the staff that the Government has the contractual right to terminate or reduce the amount of work under our contracts at any time.  We will revise our disclosure regarding the termination of contracts or subcontracts at the election of the Government in future filings to include the following disclosure in Part I – Item 1. Business – Contracts.

Furthermore, the Government has the contractual right to terminate or reduce the amount of work under our contracts at any time.

Competition and Scope of Global Operations, page 9

3.
We note that you identify yourself as a “leading” global engineering, construction and services company.  You also disclose that you have “substantial” competitors, some of which have greater financial resources than you.  To the extent applicable, expand your disclosure to identify the competitors who have a dominant position in the industry, and if known, provide an estimate of the number of your competitors.  Please see Item 101(c)(1)(x) of regulation S-K.

RESPONSE:  We supplementally advise the Staff that we serve highly competitive industries and we have many competitors in the markets that we serve.  Although we have “substantial “ competitors, we do not believe that any of our competitors have a dominant position in those markets.  The companies competing in the markets that we serve include but are not limited to Bechtel Group, Inc., Jacobs Engineering Group, Inc., Fluor Corporation, Chicago Bridge and Iron Company N.V., CH2M Hill Companies Limited, the Shaw Group, URS Corporation, Foster Wheeler Ltd., Technip and WorleyParsons Limited.  Additionally, in April 2008, we were selected as one of the executing contractors under the multiple service provider LogCAP IV contract along with Fluor Corporation and DynCorp International.  We will compile analysis of our competitors and make a disclosure in our Annual Report on Form 10-K for the year ending December 31, 2008.

We will revise our future filings to include disclosure of our competitors which we currently envision will read as follows:

We market substantially all of our services through our servicing and sales organizations.  We serve highly competitive industries and have many competitors in the markets that we serve.  Some of our competitors have greater financial and other resources and access to capital than we do, which may enable them to compete more effectively for large-scale project awards.  The companies competing in the markets that we serve include but are not limited to Bechtel Group, Inc., Jacobs Engineering Group, Inc., Fluor Corporation, Chicago Bridge and Iron Company N.V., CH2M Hill Companies Limited, the Shaw Group, URS Corporation, Foster Wheeler Ltd., Technip, and WorleyParsons Limited.  Additionally, in April 2008, we were selected as one of the executing contractors under the multiple service provider LogCAP IV contract along with Fluor Corporation and DynCorp International.  Since the markets for our services are vast and cross numerous geographic lines, we cannot make a meaningful estimate of the total number of our competitors.

Environmental Regulation, page 14

4.
Please expand your disclosure to identify the portion of your business subject to environmental compliance.  Further, with respect to properties such as the one located at Clinton Drive, please provide some background information on the nature of the activities conducted at a particular location, to enhance the investors’ understanding of the environmental concerns regarding the property.

RESPONSE: We will revise future filings to include the following disclosure in Part I – Item 1. Business – Environmental Regulation:

In addition to federal and state laws and regulations, other countries where we do business often have environmental regulatory requirements by which we must abide in the normal course of our operations.  The portions of our business to which these requirements apply primarily relates to our Upstream, Downstream and Services business units where we perform construction and industrial maintenance or operate and maintain facilities.  For certain locations, including our property at Clinton Drive, we have not completed our analysis of the site conditions and until further information is available, we are only able to estimate a possible range of remediation costs.  These locations were primarily utilized for manufacturing or fabrication work and are no longer in operation.  The use of these facilities created various environmental issues including deposits of metals, volatile and semi-volatile compounds, and hydrocarbons impacting surface and subsurface soils and groundwater.  The range of remediation costs could change depending on our ongoing site analysis and the timing and techniques used to implement remediation activities. We do not expect costs related to environmental matters will have a material adverse effect on our consolidated financial position or our results of operations.  Based on the information presently available to us, we have accrued approximately $[7] million for the assessment and remediation costs associated with all environmental matters, which represents the low end of the range of possible costs that could be as much as $[15] million.

(Note:  Bracketed amounts included above represent our estimates as of December 31, 2007 and are subject to revision in future filings.)

Item 3 – Legal Proceedings, page 28

5.
With respect to the Barracuda-Caratinga Project disclosure found in Note 8 to the consolidated financial statements, we note that your discussion on page 78 does not provide information about the name of the agency where the arbitration proceeding is pending.  Please include this information and ensure that all disclosures regarding legal proceedings are made in accordance with Item 103 of Regulation S-K.

RESPONSE:  We supplementally advise the Staff that Barracuda-Caratinga arbitration proceeding is being conducted in New York under the guidelines of the United Nations Commission on International Trade Law (“UNCITRAL”).

We will revise our future filings to include the location of the arbitration proceeding and the guidelines of UNCITRAL in Item 3. Legal Proceedings and in the notes to our consolidated financial statements as follows and a cross-reference thereto in Item 3 - Legal Proceedings:

The arbitration is being conducted in New York under the guidelines of the United Nations Commission on International Trade Law (“UNCITRAL”).

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

General

6.
Please discuss in your MD&A any important tax strategies that you undertake related to the recognition of deferred tax assets.  Also, please disclose the reasons for and changes in the valuation allowance for each period presented.

RESPONSE:  We supplementally advise the staff that implementation of significant tax planning strategies is not required to realize our deferred tax assets.  We wanted to inform the reader that KBR will consider tax planning strategies, in the future,  if they are necessary to realize our deferred tax assets.

We supplementally inform the staff that for the year ended December 31, 2006, our valuation allowance increased from $90 million to $110 million.  The $20 million increase was to reclassify the valuation allowance and the related deferred tax assets for U.S. foreign branch net operating loss carryforwards (“NOLs”).

We will revise future filings to include the following disclosures in Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations:

For the year ended December 31, 2007, our valuation allowance was reduced from $110 million to $33 million.  The decrease of $77 million resulted from our writing off $67 million of deferred tax assets for foreign tax credits due from our former parent, Halliburton, and the related valuation allowance that was recognized when the deferred tax asset was originally recorded.  The valuation allowance was further reduced by $10 million primarily due to reversal of valuation allowance because we realized a portion of foreign country NOLs that we previously did not expect to realize.

Related Party Transactions, page 51

7.
On page 53 we note your discussion about Halliburton’s indemnity obligations in accordance with the terms of the master separation agreement.  To the extent that Halliburton’s indemnity obligations remain outstanding, please cross reference here, or in an appropriate section of the filing, the limits to these indemnity obligations as disclosed in your “Risks Related to Our Relationship with Halliburton” discussed on page 25 (see the third and fourth paragraphs of “Halliburton’s indemnity for FCPA matters does not apply to all potential losses …” risk factor disclosure).

RESPONSE: We will revise future filings and add a cross reference in our Related Party Transaction disclosures to Item 1A – Risk Factors – Risks Related to Our Relationship With Halliburton.

Item 8 – Financial Statements and supplementary Data, page 62

Consolidated Statements of Cash Flows, page 62

8.	Reconcile the amount of cash and cash equivalents at the beginning of 2007 as presented here with the amount presented on the face of your balance sheet.

RESPONSE:  We supplementally advise the staff the difference in the amount of cash and equivalents at the beginning of 2007 per our consolidated statement of cash flows compared to the amount in our consolidated balance sheet relates to cash included in discontinued operations as of December 31, 2006.  In June 2007, we completed the disposition of our 51% ownership interest in DML which was reported as discontinued operations in our consolidated balance sheet as of December 31, 2007 and 2006.  However, as permitted by SFAS 95, our statements of cash flows do not separate the cash flows of discontinued operations from continuing operations.  We disclosed the details of the balance sheet items related to DML as of December 31, 2006 including cash and equivalents related to discontinued operations in Note 25 to our consolidated financial statements.

The reconciliation of cash and equivalents at the beginning of 2007 to the amount presented on the face of our balance sheet is as follows:

Cash and equivalents
Per consolidated statement of cash flows at the beginning of 2007	$1,461
Per consolidated balance sheet as of December 31, 2006	1,410
Difference due to cash and equivalents from discontinued operations	51

We supplementally advise the staff that cash and equivalents as of December 31, 2006 will not be presented in our consolidated balance sheets in future filings thereby eliminating the difference as well as the need for further disclosure of the details of the balance sheet items related to DML.

Item 10 – Directors, Executive Officers and Corporate Governance, page 119

9.
We are unable to locate disclosure about your executive officers as required by Item 401 of Regulations S-K.  Please tell us where the disclosure is located or otherwise include the required disclosure in your future filings.

RESPONSE:  We supplementally advise the Staff we will include the required disclosures about our executive officers in our 2009 proxy statement and incorporate them by reference to our 2008 Annual Report on Form 10-K as required by Item 401.

10.	See General Instruction G(3) of Form 10-K and Instruction 3 to Item 401(b) of Regulation S-K.

RESPONSE:  We supplementally advise the Staff we will include the required disclosures about our executive officers in our 2009 proxy statement and incorporate them by reference to our 2008 Annual Report on Form 10-K as required by Item 401.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

General

11.	Please address the above comments in your interim filings as well.

RESPONSE:  We supplementally advise the Staff that we will address the above comments as applicable in our future interim filings.

Item 1 – Financial Statements

Note 4 – Percentage of Completion Contracts, page 11

Skopje Embassy Project, page 11

12.
We note your disclosure that you could incur additional costs and losses on this project if your cost estimation processes identify new costs not previously included in your total estimated costs or if your plans to make up lost schedule are not achieved.  As such, please disclose the possible loss or range of loss when there is at least a reasonable possibility that a loss or an additional loss in excess of amounts accrued may have been incurred.  If you have determined that it is not possible to estimate the range of loss, please provide an explanation as to why this is not possible.

RESPONSE:   We supplementally advise the Staff that historically it has not been possible for us to estimate the range of reasonably possible losses in addition to the amounts recorded.  We have incurred losses on this project as a result of cost growth not foreseen at the time this fixed price contract was signed.  The cost growth has resulted from increases in commodity prices and labor costs, schedule delays due to subcontractor performance issues, increased costs of materials and the related costs of freight, installation and other costs.  If these types of cost drivers continue to be experienced, additional losses will be incurred.  In connection with the preparation of our year end 2008 financial statements we will review the Skopje Embassy cost estimates to determine whether any additional losses should be recognized as well as determine if any estimate of a range of reasonably possible losses in excess of the amounts recorded can be reliably estimated.

SCHEDULE 14A DEFINITIVE PROXY STATEMENT FILED ON MARCH 25, 2008

Compensation Discussion and Analysis, page 17
Long-Term Incentives, page 28

KBR Performance Awards, page 29

13.
Please clarify here the length of the performance award cycle (we note your disclosure on page 38 where you state that the performance awards granted in July 28, 2007 will be paid based on the July 1, 2007 through December 31, 2009 performance period).

RESPONSE:  We supplementally advise the Staff that the length of the performance award cycle is 2 ½ years.

We will revise future filings to include the following disclosure:

KBR Performance Awards granted in 2007 have a 2 ½ year performance award cycle, which runs from July 1, 2007 to December 31, 2009.  A 2 ½ year performance award cycle was adopted instead of a three year performance award cycle because, due to separation from our former parent company in April of 2007, the 2007 performance awards were granted in July 2007 instead of the beginning of the year as was the case with the performance awards in 2008 which have a three year performance award cycle.

14.
The values in the “Determination of the “Earned” Value of Performance Awards” table seems ambiguous.  Please ensure that your disclosures in this section of the filing are consistent with your page 38 disclosures and revise to clarify:

▪	The performance period for analyzing the company’s TSR rank with peer group members;

RESPONSE:  We will revise future filings to include the following disclosure:

The Company’s TSR rank is measured over the full 2 ½ year performance period, which runs from July 1, 2007 to December 31, 2009.  The TSR payout is based on KBR’s TSR relative standing on December 31, 2009 to our peer group.

▪	How the ROC percentages are calculated and what performance period they represent; and

RESPONSE: We will revise future filings to include the following:

In order to determine the ROC percentages, our Compensation Committee reviewed a recent report by Towers Perrin on the ROC for our peer group.  The 50th percentile was approximately 8.4%, which our Compensation Committee selected as the target percentage for ROC, the 75th percentile was approximately 11.4%, which our Compensation Committee selected as the maximum percentage, and the 25th percentile was approximately 6.4%, which our Compensation Committee selected as the threshold percentage.  ROC is calculated over a 2 ½ year performance period, which runs from July 1, 2007 to December 31, 2009.

ROC percentages are calculated using the weighted average of the Company's net income from continuing operations plus (interest expense × (1-effective tax rate)), divided by average monthly capital from continuing operations, with monthly capital from continuing operations equal to average monthly total assets less (average monthly non-interest bearing liabilities plus average monthly minority interest), as reported in the Company's audited reported financials for (i) the period July 1, 2007 through December 31, 2007, annualized, (ii) year ended 2008, and (iii) year ended 2009, with the 2007 period weighted 20% and the 2008 and 2009 years each weighted 40%.

▪	The method used by the compensation committee in determining the number of performance awards granted to each named executive officer in July of 2007.

RESPONSE: We will revise future filings to include the following:

In order to determine the number of performance awards granted to each named executive officer in July 2007, our Compensation Committee engaged Towers Perrin to provide a comparison of our senior executive management’s target total direct compensation (including target total annual compensation) as described on page 29.  Based on a review of this comparison, our Compensation Committee targeted the long-term incentive awards at approximately the 50th percentile of our peer group and selected an approximate long-term incentive target value of $800,000 for each of our named executive officers (other than the CEO) and $4,000,000 for our CEO.  Using these total long-term incentive target values, our Compensation Committee determined the number of performance awards for each named executive officer by multiplying the total long-term incentive value by 60% and dividing the product by $1.00 (the target value of each performance award).

KBR Restricted Stock, page 30

15.
Please disclose more detail regarding the factors taken in consideration by the compensation committee in determining the number of shares of restricted stock granted to each named executive officer.  Your discussion should provide a comprehensive analysis of the substance of the compensation committee’s decision.

RESPONSE: As discussed on page 28, our Compensation Committee engaged Towers Perrin to provide a comparison of our senior executive management’s target total direct compensation (including target total annual compensation) as described on Page 20.  Based on a review of this comparison, our Compensation Committee targeted the long-term incentive awards at around the 50th percentile of our peer group and selected an approximate long-term incentive target value of $800,000 for each of our named executive officers (other than our CEO) and $4,000,000 for our CEO.  Using these total long-term incentive target values, our Compensation Committee determined the number of restricted stock for each named executive officer by multiplying the total value by 40% and dividing the product by the fair market value of our common stock on the date of grant.

We will revise future filings to include the following:

In order to determine the number of restricted stock granted to each named executive officer in July 2007, our Compensation Committee engaged Towers Perrin to provide a comparison of our senior executive management’s target total direct compensation (including target total annual compensation) as described on Page 20.  Based on a review of this comparison, our Compensation Committee targeted the long-term incentive awards at approximately the 50th percentile of our peer group and selected an approximate long-term incentive target value of $800,000 for each of our named executive officers (other than our CEO) and $4,000,000 for our CEO.  Using these total long-term incentive target values, our Compensation Committee determined the number of restricted stock for each named executive officer by multiplying the total long-term incentive value by 40% and dividing the product by the fair market value of our common stock on the date of grant.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table, page 37

KBR Stock and Incentive Plan, page 38

16.
Please explain how the board or the compensation committee determined the $ 1.00 target value of a performance award.  Based on that disclosure, further discuss whether the actual value of a performance award may be lower or higher than the target value.

RESPONSE: The $1.00 target value was adopted as the target value for the purpose of administering and communicating the Plan.  The Compensation Committee reviewed a proposal presented by Towers Perrin in which $1.00 was used as the target value for each performance unit.  Since the number of performance awards were granted based on the total target value of long-term incentive awards, as described in our response to comment 12 above, the $1.00 target value does not affect the total value of the performance units awarded to each named executive officer.  The actual value of a performance award, as explained in the chart on page 29, may increase to a maximum of 200% of $1.00, or $2.00, or decrease to below threshold of 0% of $1.00, or $0.00.  Awards for performance between threshold and target and target and maximum will be calculated using linear interpolation, as noted on page 29.

We will revise future filings to include the following disclosure:

The $1.00 target value was adopted as the target value for the purpose of administering and communicating the Plan.  Our Compensation Committee decided to use $1.00 as the target value for each performance award based on a proposal presented by Towers Perrin in which $1.00 was used as the target value for each performance unit for the purpose of administering and communicating the plan.  Since the number of performance awards were granted based on the total target value of long-term incentive awards, the use of $1.00 as a target value is a means of expressing the value of each award.  The actual value of a performance award may increase to a maximum of 200% of $1.00, or $2.00, or decrease to below threshold of 0% of $1.00, or $0.00.  Awards for performance between threshold and target and target and maximum will be calculated using linear interpolation.

Elements of Post-Termination Compensation and Benefits, page 42

17.
We note your disclosure in the second paragraph regarding potential post-termination payments.  However, in the fourth paragraph you disclose that pursuant to the provisions of the employment agreements, the identified named executive officers will receive post-termination payments.  To the extent that the compensation committee has any discretion in determining post-termination payments, please expand your disclosure to clarify the committee’s discretionary powers and discuss any policies or methodologies the committee intends to pursue in deciding post-termination or change in control payments.

RESPONSE: We supplementally advise the Staff that the Compensation Committee does not have discretion in determining post-termination payments other than the ability, like any compensation committee, to amend agreements to increase payment upon post-termination.  In the future we will include disclosures that our compensation committee does not have discretion in determining post termination payments other than the ability to amend agreements to increase payment upon post termination.

18.
To the extent there are any material conditions or obligations applicable to the receipt of payments or benefits, including non-compete, non-solicitation and confidentiality agreements, please describe and explain such provisions.  See Item 402(j)(4) of Regulation S-K.

RESPONSE: We supplementally advise the staff that pursuant to Messrs. Utt, Burgher, and Stanski’s employment agreements, they must execute a release and comply with confidentiality provisions in order to receive a payment upon a termination by KBR (without cause) or a termination by employee for good reason.  There are no other conditions to any of the payments or benefits for our named executive officers.

We will revise future filings to include the following disclosure:

Pursuant to Messrs. Utt, Burgher, and Stanski’s employment agreements, the employee is required to execute a release and comply with confidentiality provisions in order to receive the severance benefits upon a termination by us (except for “cause”) or a resignation by the employee for “good reason.”

In connection with our responses to your comments, we acknowledge that:

▪	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.